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                              February 5, 2021

       John C. Turner
       Chief Executive Officer, President and Director
       GMS Inc.
       100 Crescent Centre Parkway, Suite 800
       Tucker, Georgia 30084

                                                        Re: GMS Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2020
                                                            Filed June 25, 2020
                                                            File No. 1-37784

       Dear Mr. Turner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Goodwill, page 40

   1.                                                   Please provide
information for investors to assess the probability of future goodwill impairment charges. For
example, please disclose whether any of your reporting units are at risk of failing the
quantitative impairment test or that the fair value of each of your reporting units are
substantially in excess of carrying value and are not at risk of failing.
                                                        If a reporting unit is
at risk of failing, you should disclose:

                                                              the percentage by
which fair value exceeded carrying value at the date of the most recent test;

                                                              the amount of
goodwill allocated to the reporting unit;
 John C. Turner
FirstName
GMS Inc. LastNameJohn C. Turner
Comapany5,NameGMS
February   2021     Inc.
February
Page 2 5, 2021 Page 2
FirstName LastName


                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

                a discussion of the degree of uncertainty associated with the assumptions; and

                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No.
         34-48960.
Consolidated Financial Statements
7. Long-Term Debt, page 69

2. We note your disclosure on page 71 of the Term Loan Facility covenants. Please tell us whether these covenants restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount;
(ii) your
         consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of
         Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of
         Regulation S-X.
Exhibits 31.1 and 31.2, page 94

3. Please tell us why your certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please refer to Item
         601(b)(31) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
 John C. Turner
GMS Inc.
FirstName
February 5,LastNameJohn
                2021      C. Turner
Comapany
Page    3      NameGMS Inc.
February 5, 2021 Page 3
cc:       Craig Apolinsky
FirstName LastName